SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April, 2021
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MINUTES OF THE 20th MEETING OF THE ELIGIBILITY AND ADVISORY COMMITTEE OF COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

On April 22, 2021, at 4 p.m., was held the 20th meeting of the Eligibility and Advisory Committee of the Companhia de Saneamento Básico do Estado de São Paulo - SABESP. Agenda: Evaluation of nominees to compose the Company's Fiscal Council. The members of the Company’s Eligibility and Advisory Committee, with regard to the content of the electronic mails (mmartins@sabesp.com.br), dated April 17, 2021, at 06:00 p.m. (pages 1073/1075 of the SIMA digital case 015.656/2020-91) and based on the declarations signed in the Registration Forms established by CODEC Resolution 03/2018, as well as the other documents submitted by the appointees Ms. Maria Elvira Lopes Gimenez and Mr. Massao Fábio Oya, verify that the nomination process complies with Federal Law 13,303/2016, Federal Law 6,404/1976, State Decree 62,349/2016, the Company's Bylaws, the Company's Nomination Policy, and CODEC Deliberation 03/2018. Said proofs of the appointees will be filed at the Company’s headquarters. There being no more business to address, the meeting was adjourned for the drawing up of these minutes, which were read, found to be in compliance and signed by all attending members.

FÁBIO AURÉLIO AGUILERA MENDES

LAURA DIAZ MONTIEL

PAULA CRISTINA NASSIF ELIAS DE LIMA

Appointee: Ms. Maria Elvira Lopes Gimenez

Individual Taxpayer’s ID (CPF): 136.012.018-10

Position: Sitting member of the Fiscal Council

Assessment Roadmap	Checklist	Notes
A. General Data	Are all fields duly filled in and in compliance? ( x ) Yes ( ) No
B. Requirements	Has the appointee declared that he/she complies with all requirements? ( x ) Yes ( ) No
C. Impediments	Has the appointee declared that he/she does not fall under any impediment hypotheses? ( x ) Yes ( ) No
D. Documentation

Has the appointee submitted the following documentation?

Registration Form initialed and signed ( x ) Yes ( ) No

CV initialed and signed ( x ) Yes ( ) No

Declaration signed pursuant to CVM requirements

( x ) Yes ( ) No

Higher education diploma or proof of membership of a professional association ( x ) Yes ( ) No

Does the diploma prove academic qualification compatible with the position? (X ) Yes ( ) No

Does the documentation prove the minimum required professional experience as indicated by the appointee in item B of the Registration Form?

( X ) Yes ( ) No

1072

Appointee: Mr. Massao Fábio Oya

Individual Taxpayer’s ID (CPF): 297.396.878-06

Position: Alternate member of the Fiscal Council

Assessment Roadmap	Checklist	Notes
E. General Data	Are all fields duly filled in and in compliance? ( x ) Yes ( ) No
F. Requirements	Has the appointee declared that he/she complies with all requirements? ( x ) Yes ( ) No
G. Prohibitions	Has the appointee declared that he/she does not fall under any impediment hypotheses? ( x ) Yes ( ) No
H. Documentation

Has the appointee submitted the following documentation?

Registration Form initialed and signed ( x ) Yes ( ) No

CV initialed and signed ( x ) Yes ( ) No

Declaration signed pursuant to CVM requirements

( x ) Yes ( ) No

Higher education diploma or proof of membership of a professional association ( x ) Yes ( ) No

Does the diploma prove academic qualification compatible with the position? (X ) Yes ( ) No

Does the documentation prove the minimum required professional experience as indicated by the appointee in item B of the Registration Form?

( X ) Yes ( ) No

The original document is electronic and was digitally signed by PAULA CRISTINA NASSIF ELIAS DE LIMA, LAURA DIAZ MONTIEL and FABIO AURELIO AGUILERA MENDES. Check authenticity of this hard copy at https://e.ambiente.sp.gov.br/atendimento by typing case SIMA.015656/2020-91 and code XNXQ0OL1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 23, 2021

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.